Response Biomedical Announces First Commercial Sales
of RAMP NT-proBNP Test for Diagnosis of Congestive Heart Failure

NEWS RELEASE
FOR IMMEDIATE RELEASE

Vancouver, British Columbia, January 23, 2007 – Response Biomedical Corporation (TSX-V: RBM, OTCBB: RPBIF) announced today the European commercial launch of the NT-proBNP Test for the diagnosis of congestive heart failure (CHF). More than 25 RAMP Systems, as well as NT-proBNP and Troponin I Tests, have been sold to hospitals, clinics and medical labs in France, through ALL DIAG S.A, the Company’s distributor in France. The European CE Declaration to market the NT-proBNP Test in Europe was completed in late December 2006. Response Biomedical has thirteen local distributors in Europe, marketing the RAMP cardiovascular products.

“We are very pleased to see such a strong start in our first month of sales of the NT-proBNP Test in Europe,” said Bill Radvak, President and CEO. “We have built a strong menu of tests in the cardiovascular space and we believe NT-proBNP is a critical component of our expanding portfolio. We saw compelling results from our clinical trial conducted in 2006 and customers in France have subsequently shown great interest in becoming the first to use this test for CHF. The RAMP Platform has the accuracy one expects from a central lab, combined with the speed and convenience of point-of-care testing. We also filed the US FDA 510(k) market clearance in December 2006. We look forward to introducing this test to an even larger market in the months to come.”

About Congestive Heart Failure
Congestive heart failure (CHF) is a condition in which the heart’s ability to pump blood at a rate sufficient to support the body's vital needs is impaired. CHF affects nearly 17 million people worldwide, and is the single most frequent cause of hospitalization in people over 65 years. The initial diagnosis of CHF is problematic as symptoms can be associated with other pathologies such as respiratory disease and the secondary effects of obesity. According to the American Heart Association, approximately 5 million Americans are currently afflicted with CHF and 550,000 new cases are diagnosed each year. The prevalence of CHF is expected to continue increasing due to the aging population and improved survival rates of patients with other cardiovascular diseases.

About NT-proBNP
NT-proBNP is widely recognized as a definitive marker for the diagnosis of CHF. NT-proBNP is cleaved from the precursor peptide proBNP in quantities directly proportional to its biologically active counterpart BNP and in close correlation with the severity of heart failure. BNP is secreted primarily from the left ventricle in response to pressure overload and regulates blood pressure, electrolyte balance and fluid volume.

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BNP acts to reduce the pressure overload. Elevated levels of NT-proBNP indicate the presence of heart failure, and provide physicians with an important diagnostic tool in the early detection and management of CHF. Independent pub lished studies show that NT-proBNP is also valuable for; risk stratification of patients with stable coronary heart disease, as a prognostic marker across the entire spectrum of cardiovascular diseases, potentially detecting early stages of CHF in the absence of clinically obvious symptoms, and for the assessment of prognosis for patients with CHF and for patients who have previously had a myocardial infarction (references available upon request). The RAMP NT-proBNP Test was developed under license from Roche Diagnostics GMbH.

About Response Biomedical
Response Biomedical develops, manufactures and markets rapid on-site diagnostic tests for use with its portable RAMP Platform for clinical and environmental applications. RAMP represents a new paradigm in diagnostics that provides high sensitivity and reliable information in minutes. It is ideally suited to both point-of-care testing and for laboratory use. The RAMP System consists of a portable fluorescent Reader and single-use, disposable Test Cartridges, and has the potential to be adapted to more than 250 medical and non-medical tests currently performed in laboratories. RAMP clinical tests are commercially available for the early detection of heart attack and congestive heart failure. The Company recently filed a submission with the US FDA for market clearance for its NT-pro BNP test, expected to be on the US market in 2007. The Company also recently announced a strategic alliance with 3M Company to commercialize rapid infectious disease tests. Clinical trials for Staphylococcus aureus and Flu A/B are expected to get underway shortly, with commercialization expected in 2007. In the non-clinical market RAMP tests are currently provided for the environmental detection of West Nile virus, and biodefense applications including the rapid on-site detection of anthrax, smallpox, ricin and botulinum toxin. Several other product applications are under development. The Company has achieved CE Marking and its Quality Management System is registered to ISO 13485: 2003 and ISO 9001: 2000.

Response Biomedical is a publicly traded company, listed on the TSX Venture Exchange under the trading symbol "RBM" and quoted on the OTC Bulletin Board under the symbol "RPBIF". For further information, please visit the Company's website at www.responsebio.com.

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

Statements contained in this press release relating to future results, events or developments, for example, statements containing the words "believes," "may," "could", "plans," "will," "estimate," "continue," "anticipates," "intends," "expects", “goal” and similar expressions, are "forward-looking statements" or “forward-looking information” under applicable United States and Canadian securities laws. Forward-looking statements or information may involve, but are not limited to, comments with respect to our planned activities, business plan and strategies and their future implementation, and our expectations for our financial condition and the results of, or outlook for, our business operations generally. Forward-looking statements or information are subject to the related assumptions made by us and involve known and unknown risks, uncertainties and other factors that may cause actual results, events or developments to be materially different from those expressed or implied by such statements or information.

Many of such risks, uncertainties and other factors form part of our underlying assumptions, and include, among other things, our need for substantial additional funding to conduct research and development and commercialization activities; our ability to establish, and our dependence upon, relationships with strategic alliance partners to develop and commercialize products; technological changes that impact our existing products or our ability to develop and commercialize our products; our ability to obtain and enforce timely patent and other intellectual property protection for our technology and products; our ability to obtain and maintain rights to technology from licensors; commercialization limitations imposed by patents owned or controlled by third parties; our ability to retain, and our reliance upon, third party suppliers, manufacturers and distributors; our ability to attract and retain qualified personnel; our ability to effectively and efficiently manage the planned growth of our operations; our ability to obtain, and the timing of, necessary regulatory approvals; our ability to profitably sell our products at prices that would be acceptable to third-party reimbursement programs; market acceptance of our products and the size of our markets; changes in business strategy or development plans; changes in, or the failure to comply with, governmental regulations; and other factors referenced in our annual report on Form 20-F and other filings with Canadian and United States securities regulatory authorities.

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Given these uncertainties, assumptions and risks, readers are cautioned not to place undue reliance on such forward-looking statements or information. We disclaim any obligation to update, or to publicly announce any revisions to, any such statements or information to reflect future results, events or developments.

Response Biomedical Contacts:
Bill Wickson	Brian Korb
Manager, Investor Relations	Vice President
Response Biomedical Corporation	The Trout Group LLC
Tel (604) 456-6073	Tel: (646) 378-2923
Email: bwickson@responsebio.com	Email: bkorb@troutgroup.com

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